UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTH MANAGEMENT ASSOCIATES, INC.

(Name of Subject Company (Issuer))

HEALTH MANAGEMENT ASSOCIATES, INC. (ISSUER)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

ZERO-COUPON CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2022

(Title of Class of Securities)

421933AC6 and 421933AD4

(CUSIP Numbers of Class of Securities)

ROBERT E. FARNHAM

SENIOR VICE PRESIDENT

AND CHIEF FINANCIAL OFFICER

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108

TELEPHONE: (239) 598-3131

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:

CHARLES S. WHITMAN, III, ESQ.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 450-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]
$330,000,000	$41,811

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

1	The transaction value is based upon the principal amount at maturity of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.
2	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Health Management Associates, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) an aggregate principal amount at maturity of up to $330,000,000 of the Company’s Exchange Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the “New Notes”) for a like principal amount at maturity of the Company’s issued and outstanding Zero-Coupon Convertible Senior Subordinated Notes due 2022 (the “Old Notes”). The Company’s Exchange Offer is being made upon the terms and subject to the conditions set forth in the Exchange Circular dated November 30, 2004 and in the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

Item 1. Summary Term Sheet

The information under the heading “Summary Term Sheet” in the Exchange Circular is incorporated herein by reference in response to this Item 1.

Item 2. Subject Company Information

(a) The subject company is Health Management Associates, Inc., a Delaware corporation, with its principal executive offices located at 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108; telephone number (239) 598-3131.

(c) The Old Notes are traded on the PORTAL market. Set forth below are the high and low closing prices as a percentage of principal amount at maturity for the Old Notes for each fiscal quarter since the Old Notes were first issued on January 28, 2002 (i.e., from January 28, 2002 to November 23, 2004), in each case, as quoted by Bloomberg L.P.

	Price Range
	Low	High
Fiscal year ended September 30, 2002
Second Quarter (from January 28, 2002 through March 31, 2002)	79.896%	84.125%
Third Quarter	82.063%	87.604%
Fourth Quarter	83.406%	87.437%
Fiscal year ended September 30, 2003
First Quarter	84.125%	91.563%
Second Quarter	84.500%	88.313%
Third Quarter	83.521%	88.625%
Fourth Quarter	85.344%	89.282%
Fiscal year ended September 30, 2004
First Quarter	87.657%	95.532%
Second Quarter	88.625%	95.625%
Third Quarter	87.750%	93.125%
Fourth Quarter	86.000%	88.750%
Fiscal year ended September 30, 2005
First Quarter (through November 23, 2004)	86.000%	88.500%

Item 3. Identity and Background of Filing Person

(a) The filing person is Health Management Associates, Inc., for its principal executive offices and telephone, please see Item 2.

Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Joseph V. Vumbacco	President and Chief Executive Officer
Robert E. Farnham	Senior Vice President and Chief Financial Officer
Timothy R. Parry	Senior Vice President, General Counsel and Corporate Secretary
Peter M. Lawson	Executive Vice President, Operations
Jon P. Vollmer	Executive Vice President, Operations
William J. Schoen	Director
Kent P. Dauten	Director
Robert A. Knox	Director
William E. Mayberry, M.D.	Director
Randolph W. Westerfield, Ph.D.	Director
Joseph V. Vumbacco	Director
Donald E. Kiernan	Director
William C. Steere, Jr.	Director

The business address and telephone number of each of the above executive officers and directors of the Company is 5811 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108; telephone number is (239) 598-3131.

Item 4. Terms of the Transaction.

(a) The information under the headings “Summary—Material Differences Between the Old Notes and New Notes,” “The Exchange Offer,” “Description of the New Notes” and “Material United States Federal Income Tax Consequences” in the Exchange Circular is incorporated herein by reference in response to Item 4.

(b) No Old Note is to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

None.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information under headings “Summary Term Sheet” and “The Exchange Offer” in the Exchange Circular is incorporated herein by reference in response to this Item 6.

Item 7. Source and Amount of Funds or Other Consideration.

The information under the headings “Summary Term Sheet” and “The Exchange Offer” in the Exchange Circular is incorporated herein by reference in response to this Item 7. The consideration for the Old Notes to be purchased by the Company is the issuance of $1,000 principal amount at maturity of New Notes for each $1,000 principal amount at maturity of Old Notes. The total consideration required to purchase all of the outstanding Old Notes is $330 million principal amount at maturity of New Notes.

Item 8. Interest in Securities of the Subject Company.

None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 10. Financial Statements.

(a)(1) The information from pages 34 to 56 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2003 of the Company is incorporated herein by reference in partial response to this Item 10.

(a)(2) The information from pages 3 to 10 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 of the Company is incorporated herein by reference in partial response to this Item 10.

(a)(3) The information in the Exchange Circular under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to this Item 10.

(a)(4) At June 30, 2004, the Company’s book value per share was $7.87.

Item 11. Additional Information.

None.

Item 12. Exhibits.

(a)(1)(i)	Exchange Circular, dated November 30, 2004.
(a)(1)(ii)	Letter of Transmittal dated November 30, 2004.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2004.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2004.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)	Press Release issued by HMA, incorporated by reference to Exhibit 99.1 to HMA’s Current Report on Form 8-K filed on November 30, 2004.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2004	HEALTH MANAGEMENT ASSOCIATES, INC.

	By:	/s/ Joseph V. Vumbacco
	Name: Title:	Joseph V. Vumbacco President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Exchange Circular dated November 30, 2004.

(a)(1)(ii)	Letter of Transmittal dated November 30, 2004.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2004

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2004.

(a)(5)(i)	Press Release issued by HMA, incorporated by reference to Exhibit 99.1 to HMA’s Current Report on Form 8-K, filed on November 30, 2004.